

October 3, 2013

<u>Via E-mail</u>
David K. Flynn
President and Chief Executive Officer
Aerohive Networks, Inc.
330 Gibraltar Drive
Sunnyvale, CA 94089

      Re: **Aerohive Networks, Inc.**
              Draft Registration Statement on Form S-1
              Submitted September 6, 2013
              CIK No. 0001372414

Dear Mr. Flynn:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the

David K. Flynn
Aerohive Networks, Inc.
October 3, 2013
Page 2

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

4.   You disclose on page 20 that "in certain instances [you] have shipped [your] encryption products…in violation of U.S. export control laws" and that you have filed disclosure with the Bureau of Industry and Security concerning these violations. You disclose on pages 17, 55 and F-38 that you make shipments to and derive revenue from sales to the Middle East and Africa, regions that include Iran, Sudan and Syria. Additionally, your website indicates that you have distributors in the Caribbean, a region generally considered to include Cuba. Finally, your website contains drop-down menus for contacts from persons in Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, resellers, or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Prospectus Summary

Overview, page 1

5.   Please provide support for your claim of leadership in the first sentence. In addition, provide support for your statement in the penultimate sentence of the last full paragraph on page 1 that "Wi-Fi has become the standard for wireless access in the enterprise."

6.   Please clarify what you mean by "mobile business use cases" and explain how their proliferation contributes to making the network edge "more complicated and difficult to manage."

Our Industry, page 1

7.   Please disclose the basis for your belief that the network edge "is the ideal point to provide advanced functions."

8.   Regarding the industry data and other research you cite in your prospectus by Dell'Oro Group and Infonetics, please tell us how you confirmed that the data reflects the most recent available information. Also, tell us whether any of those reports or surveys were prepared for your company or for the offering. Finally, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon in making the statements in the prospectus.

Implications of Being an Emerging Growth Company, page 4

9.   We note from your disclosure on pages 5 and 82 that you have not yet elected whether to take advantage of the extended transition period for complying with new or revised accounting standards, as set forth in Section 107(b) of the JOBS Act. Please confirm that you will make such an election when you file the registration statement, in accordance with Section 107(b)(1). In addition:

*   If you elect to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

*   If you elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Offering, page 6

10.   We note your disclosure regarding concentration of ownership, including the risk factor on page 39. Please tell us whether you will be considered a controlled company under the rules of the exchange on which you intend to list your shares. If so, disclose this in the forepart of your Summary and provide an appropriate risk factor.

11.   You state the number of shares of common stock to be outstanding after the offering is based on 88,043,941 shares of your common stock outstanding, assuming the conversion of the convertible preferred stock outstanding, as of June 30, 2013. Based on the exclusions and assumptions listed, it would appear this number should agree to the pro forma shares outstanding as of June 30, 2013 as disclosed on page F-3. Please explain this discrepancy and expand or revise your disclosures as necessary.

Summary Consolidated Financial Data, page 8

12.   Please revise your footnote (2) at the bottom of page 9 to first explain the basis of this pro forma as adjusted presentation, which appears would be consistent with the third bullet point on page 46.

13.   We note you calculate the current liability component of working capital by excluding the current portion of deferred revenue. Please tell us the reasons for excluding the current portion of deferred revenue in your calculation of working capital. Please also tell us your consideration for providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the use of this measure considering your calculation of current liabilities is not consistent with the definition of current liabilities under GAAP.

Key Financial Metrics, page 10

14.   Please revise to disclose the most directly comparable GAAP financial measures for each of your non-GAAP measures with equal or greater prominence.

Risk Factors

We have a history…, page 11

15.   Please revise the caption and first sentence to clarify that your losses have been increasing.

Our VAD's stock inventory…, page 17

16.   Please define the term "VAD" where it is first used.

Our ability to use our net operating losses…, page 26

17.   Please expand your disclosure to highlight the risk that you will be unable to use a substantial part of your net operating losses if you do not attain profitability in an amount necessary to offset such losses. In this regard, we note from your disclosure in the table on page F-37 that $58 million in-state net operating losses expires in 2016.

Sales of substantial amounts of our common…, page 38

18.   Please clarify the difference between the fourth and last paragraph of this risk factor. It appears from your disclosure on page 132 of your prospectus that registration rights are only available under the investors' rights agreement in Exhibit 4.1. Also, disclose in this risk factor the number of shares subject to registration rights.

Market and Industry Data, page 43

19.   We note your statement in this section that while you believe the market position, market
        opportunity and market share information included in the prospectus is "generally
        reliable, such information is inherently imprecise." As you know, the company is
        responsible for the entire contents of the registration statement and should not include
        language that can be interpreted as a disclaimer of information contained in the filing.
        Please revise accordingly.

Use of Proceeds, page 44

20.   You state in the third paragraph that you intend to use the proceeds from this offering for
        working capital, sales and marketing, research and development, general and
        administrative matters, and capital expenditures. Please disclose, to the extent known,
        the approximate amount of the proceeds you intend to use for each of these purposes.
        Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 54

21.   Please expand your overview section to discuss the losses incurred to date, whether you
        expect that trend to continue and for how long, as it appears this is a known trend or
        uncertainty. Your disclosures should explain why you have incurred such losses and how
        you anticipate addressing the losses in the future. This would provide investors with a
        better view of your evaluation of the company's financial condition and operating results
        with particular emphasis on your prospects for the future. See Item 303(a) of Regulation
        S-K and SEC Release No. 33-8350.

22.   The revenue percentages by geographic region you present in the first full paragraph on
        page 55 total 99%. Please advise or revise.

Opportunities and Challenges, page 55

23.   Please expand the disclosure in this section to discuss the actions that you are taking to
        address the challenges you are facing. For example, you should disclose with greater
        specificity the actions you are taking to address:
        •   The transition in wireless standards from 802.11n to 802.11ac that you disclose in
                the second paragraph;
        •   How you are expanding into new industry verticals in areas other than China and
                Japan that you disclose in the third paragraph;
        •   The extended sales cycles you mention in the fourth paragraph; and
        •   The effect on sales productivity as a result of the expansion that you mention in
                the penultimate paragraph.

For guidance, refer to eighth bullet point in Section III.A of SEC Release 33-8350 (December 29, 2003).

Components of Consolidated Statements of Operations

Revenue

Software Subscriptions and Service Revenue, page 57

24.   In the first paragraph on page 58, you state that you "have seen a sequential increase in [y]our fourth quarter revenue due to end-of-year spending by enterprise customers." Please disclose the reason for this increase in spending.

Results of Operations

Comparison of the Six Months Ended June 30, 2012 and 2013

Revenue, page 61

25.   You disclose that the increased in product revenue was due to adding new end-customers, additional purchases of your product and services by your existing end-customers and increased sales in new geographic locations. Please revise your disclosure here, and on page 64, to quantify how each of these factors contributed to the increase in revenue. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

26.   You state at the top of page 62 that a greater percentage of your end-customers purchased SAAS compared to the prior-year period. We note similar disclosures on page 64 where you discuss the increase in service revenue from 2011 to 2012. Please tell us your consideration of disclosing the percentage of customers that purchased SAAS as compared to a perpetual software license in those respective periods to give investors better insight into what types of arrangements new customers are purchasing, or tell us why you do not believe such disclosure is necessary. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Internal Control Over Financial Reporting, page 67

27.   Please disclose the nature of the "certain post-closing adjustments" referenced in this section.

Liquidity and Capital Resources, page 68

28.   You disclose that your days sales outstanding (DSO) was 56, 47 and 38 days as of June 30, 2013, December 31, 2012 and 2011, respectively. Please revise your disclosures to

discuss the factors contributing to the increase in DSO as of June 30, 2013 and December 31, 2012.

Debt Obligations, page 70

29. Please disclose in this section whether you are in compliance with the covenants under the revolving credit facility and the term loan credit facility.

Critical Accounting Policies

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock, page 76

30. Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

31. When your estimated IPO price is known and included in your registration statement, reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

32. For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

Technology, page 89

33. The explanation of your core technology appears to rely on highly technical terminology. For example and without limitation, you rely on undefined terms such as AFAX, RADIUS, RADsec. You also use technical phrases such as zero touch provisioning and auto-discovering, self-organizing, and self-healing without explanation. Please consider revising this section to avoid an overly complex or technical presentation. Refer to Note (1) of Securities Act Section 421(b).

Our Customers, page 93

34. We note from your disclosure on page F-8 that you derived almost 14% of your revenue in fiscal 2012 from sales to one value-added distributor. Disclose the identity of this distributor in this section and file your distributor or reseller agreement with this entity as

an exhibit to your registration statement or advise why this is not required. Refer to Items 101(c)(vii) and 601(b)(10) of Regulation S-K.

Backlog, page 94

35.   Although you do not believe that your backlog levels are a meaningful indicator of your future revenues, such information may still be material to an investor's understanding of your business. Accordingly, please revise this section to provide the dollar amount of backlog orders as required by Item 11(a) of Form S-1 and Item 101(c)(1)(viii) of Regulation S-K.

Manufacturing, page 96

36.   Please discuss in this section the reason for the consolidation of your manufacturing that you disclose in the second paragraph on page 18.

Facilities, page 98

37.   Please file your lease agreement for the property in Surry, United Kingdom or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 98

38.   Please identify the "certain" products that are the subject of the Linex proceeding and disclose the current status of this action consistent with your disclosure on page F-23. Also, disclose the status of the arbitration proceeding you disclose in the second paragraph on page 99, including the relief sought.

Export Compliance, page 99

39.   You disclose in this section that you *may* have shipped products prior to obtaining the required export authorizations or submitting the required requests. On page F-20, however, you state that you *have* shipped products prior to obtaining authorizations or submitting requests. Please reconcile and disclose the reason for the uncertainty, if applicable.

Management

Executive Officers and Directors, page 100

40.   In the table, please disclose that Mr. Liu is your chief technology officer. Also, it appears that several of your directors may be affiliated with entities that hold more than 5% of your outstanding capital stock. Describe briefly here any arrangements pursuant to which these individuals were selected as directors. Refer to Item 401(a) of Regulation S-K.

Description of Capital Stock

General, page 131

41.   Please eliminate the phrase "qualified in its entirety" in the first paragraph. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the disclosure in this part of your document may not be materially complete.

Notes to Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant Accounting Policies

Convertible Preferred Stock Warrant Liability, page F-12

42.   You disclose you account for freestanding warrants to purchase shares of convertible preferred stock as liabilities in the consolidated balance sheets at their estimated fair value. Please tell us how you made such determination, the related terms in the agreements giving rise to such treatment and the related accounting guidance you relied on. Also, expand your disclosures to incorporate this information as well as the noting the amount of gain or loss recorded in other income (expense) as a result of the changes in the estimated fair value for each period presented.

Revenue Recognition, page F-13

43.   You disclose that product revenue consists of revenue from sales of hardware products and perpetual software licenses which is a proprietary operating system that together with the hardware delivers the functionality desired by the customers and therefore, the hardware and embedded software are considered non-software elements. We note you disclose on page 54 that when the end-customer purchases new hardware products they are generally required to purchase a software license for every hardware unit, either as a perpetual license with post-contract support (PCS) or as a software as a service (SAAS) license which appears to be related to your unified network management system, HiveManager. Please clarify for us and revise your disclosures to explain if the software provided in a perpetual license related to HiveManager is accounted for under industry specific software revenue recognition guidance. Further tell us and expand your disclosures to note whether you have determined if the hardware with embedded software and the perpetual software license or the SAAS license related to HiveManager are each separate units of accounting and why such determination is appropriate. We refer you to ASC 605-25-25.

44.   You disclose that you have established vendor-specific objective evidence (VSOE) for all sales of PCS sold through the value added distributor (VAD) channel as your pricing is sufficiently concentrated based on an analysis of separate sales of PCS. However it

appears to us that you have only generated revenue from software services since 2011 and therefore it is not clear the extent to which you have had separate sales, or renewals, of PCS. Please further explain when you began selling PCS separately through the VAD channel, how many transactions you have considered in your analysis and why you believe that is sufficient in establishing VSOE.

45. We also note your disclosure that in determining VSOE, you require a substantial majority of stand-alone selling prices to fall within a reasonably narrow pricing range. Please tell us what you consider to be a substantial majority and a reasonably narrow price range.

46. It appears that you use best estimate of selling price (BESP) for the purposes of allocating arrangement consideration for all of your products and the majority of your services, with the exception of PCS on arrangements sold through the VAD channel. Further, you disclose that you consider pricing practices, geographies and historical transactions in determining BESP. Please expand these disclosures and provide more detailed information as to the factors, inputs and assumptions you use and consider in establishing BESP for each of your elements as it seems such determination would have a significant impact on the allocation of the arrangement consideration and revenue recognition.

47. You disclose that you limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any of specified performance conditions. Please tell us, as a result of considering this limitation, how frequently the BESP of the delivered items is then adjusted to an amount that is not contingent upon the future delivery of additional products or services.

Note 6. Debt

Financing Agreements, page F-21

48. Please revise your disclosures to state the amount drawn on the credit facility with Silicon Valley Bank as of June 30, 2013 as opposed to June 30, 2012.

Note 7. Commitments and Contingencies

49. We note your disclosures regarding AirTight Networks, Linex Technologies, and a former employee. It is unclear to us whether you believe that there is a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred for these matters. If there is at least a reasonable possibility that a loss or a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. We refer you to ASC 450-20-50. We also note that you refer to "potential

loss" in your disclosure, which is not consistent with the terminology in ASC 450. Please revise your disclosure to ensure it refers to terms that are consistent with those in ASC 450.

Note 13. Income Taxes, page 35

50.   Please revise your disclosures on page F-36 to state the amount of undistributed earnings from your foreign subsidiaries as of June 30, 2013 that are not subject to a U.S. tax provision because it is your intention to permanently reinvest such undistributed earnings outside of the U.S. We refer you to ASC 740-30-50.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Mark B. Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.